------------------------------
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                                                  ------------------------------
                                                  OMB Number           3235-0104
                                                  Expires:     December 31, 2001
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                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person

   The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York             New York                10004
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)


   6/12/00
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name AND Ticker or Trading Symbol

   ProMedCo Management Company (NASDAQ:PMCO)
================================================================================
5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing

   [   ]   Form Filed by One Reporting Person
   [ X ]   Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series A Convertible     (1)Immed.  (1)             Common Stock           17,000,000    (1)            (2)            (2)
Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase
Series B Convertible                6/12/2003
Preferred Stock          (1)Immed.  (1)             Common Stock            3,125,000    (1)            (2)            (2)
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====================================================================================================================================

Explanation of Responses:

See attached pages.


 (see attached pages)                                     (see attached pages)
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3

Item 1: The Goldman Sachs Group, Inc.
        85 Broad Street
        New York, NY  10004

Item 2: June 12, 2000

Item 4: ProMedCo Management Company (PMCO)
------------------------------------------------------------------------------


Instruction 5(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street
Fund 2000, L.P. ("Stone 2000"; and together with GS Capital III, GS Offshore and GS Germany, the "Limited Partnerships"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 2000, L.L.C. ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group"; and together with GS Advisors, GS oHG, Stone L.L.C., Goldman Sachs and the Limited Partnerships, the "Reporting Persons"). The principal business address of each Reporting Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

(1) On June 12, 2000, GS Capital III, GS Offshore, GS Germany (through its nominee, Goldman, Sachs & Co. Verwaltungs GmbH) and Stone 2000 (collectively, the "Purchasers") may be deemed to have acquired beneficial ownership (the "Purchase"), pursuant to the Securities Purchase Agreement, dated as of January 13, 2000, by and among ProMedCo Management Company (the "Company") and the Purchasers, as amended by the First Amendment to Securities Purchase Agreement, dated as of May 5, 2000 (as amended, the "Securities Purchase Agreement"), of an aggregate of 425,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), and warrants to purchase up to an aggregate of 125,000 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), (i) for an aggregate cash purchase price of $26,500,000 less an amount equal to the sum of (x) the Second Closing Payment (defined below), (y) accrued and unpaid interest on the Company's Senior Subordinated Notes, due January 13, 2005 (the "Notes"), and (z) the aggregate principal amount of any PIK Notes (as defined in the Notes) issued to the Purchasers, with any accrued and unpaid interest thereon through June 12, 2000, and (ii) in exchange for (a) 1,250,000 shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), and (b) $16,000,000 in aggregate principal amount of the Notes, all as a result of shareholder approval. The "Second Closing Payment" is an amount in cash equal to $795,000. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (x) the Series A Liquidation Preference (defined below) as of the conversion date, by (y) the Series A Conversion Price (defined below) as of the conversion date. The initial conversion price for Series A Preferred Stock is $2.50 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series A Preferred Stock (the "Series A Conversion Price"). The "Series A Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share. Subject to any adjustments for capital reorganization, reclassification and the like, each warrant may be exercised, at any time prior to 5:00 p.m. on June 12, 2003, to purchase one share of the Series B Preferred Stock at an exercise price of $97.00 per share. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (x) the Series B Liquidation Preference (defined below) as of the conversion date, by (y) the Series B Conversion Price (defined below) as of the conversion date. The initial conversion price for Series B Preferred Stock is $4.00 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series B Preferred Stock (the "Series B Conversion Price"). The "Series B Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(2) As of June 12, 2000, each of Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 20,125,000 shares of Common Stock, all of which shares may be deemed to be beneficially owned by the Limited Partnerships by reason of their deemed beneficial ownership of an aggregate of 425,000 shares of Series A Preferred Stock and warrants to purchase 125,000 shares of Series B Preferred Stock. Affiliates of Goldman Sachs and GS Group are the general partner or managing partner of the Limited Partnerships. Goldman Sachs is the investment manager of GS Capital III, GS Offshore and GS Germany. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

     As of June 12, 2000, GS Capital III may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 14,956,795 shares of Common Stock by reason of GS Capital III's deemed beneficial ownership of 315,858 shares of Series A Preferred Stock and warrants to purchase 92,899 shares of Series B Preferred Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of June 12, 2000, GS Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 4,111,795 shares of Common Stock by reason of GS Offshore's deemed beneficial ownership of 86,833 shares of Series A Preferred Stock and warrants to purchase 25,539 shares of Series B Preferred Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of June 12, 2000, GS Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly an aggregate of 690,505 shares of Common Stock by reason of GS Germany's deemed beneficial ownership of 14,582 shares of Series A Preferred Stock and warrants to purchase 4,289 shares of Series B Preferred Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     As of June 12, 2000, Stone 2000 may be deemed to own beneficially and directly and its general partner, Stone L.L.C., may be deemed to own beneficially and indirectly an aggregate of 365,905 shares of Common Stock, by reason of Stone 2000's deemed beneficial ownership of 7,727 shares of Series A Preferred Stock and warrants to purchase 2,273 shares of Series B Preferred Stock. Stone L.L.C. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

                                SIGNATURES:

                                          GOLDMAN, SACHS & CO.

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          THE GOLDMAN SACHS GROUP, INC.

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS ADVISORS III, L.L.C.

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS III, L.P.

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS III OFFSHORE, L.P.

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS III GERMANY
                                            CIVIL LAW PARTNERSHIP (with
                                            limitation of liability)

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO. oHG

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          STONE STREET FUND 2000, L.P.

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact

                                          STONE STREET 2000, L.L.C.

                                          By: /s/Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact

                                          Date: June 22, 2000

                             POWER OF ATTORNEY

          This powerof attorney will expire on December 31, 2000.

     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 21, 1998.


GOLDMAN, SACHS & CO.

By:  The Goldman, Sachs & Co. L.L.C.



By:  /s/ Robert J. Katz

---------------------------------

Name:    Robert J. Katz

Title:   Executive Vice President

                             POWER OF ATTORNEY

            This power of attorney will expire on May 31, 2001.

     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of May 7, 1999.


THE GOLDMAN SACHS GROUP, INC.

By:  /s/ Robert J. Katz

---------------------------------

Name:    Robert J. Katz

Title:   Executive Vice President and General Counsel

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS III, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 31, 2000.



GS CAPITAL PARTNERS III, L.P.

By:  GS Advisors III, L.L.C.

By:  /s/ Kaca B. Enquist

---------------------------------

Name:  Kaca B. Enquist

       Vice President

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS III OFFSHORE, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 31, 2000.



GS CAPITAL PARTNERS III OFFSHORE, L.P.

By:  GS Advisors III, L.L.C.



By:  /s/ Kaca B. Enquist

---------------------------------

Name:    Kaca B. Enquist

Title:   Vice President

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 7, 1999.


GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP

By:  Goldman, Sachs & Co. oHG

By:  Goldman, Sachs & Co. Finanz GmbH



By:  /s/ Andreas Kornlein

---------------------------------

Name:    Andreas Kornlein

Title:   Executive Director

By:  /s/ Sabine Mock

---------------------------------

Name:    Sabine Mock

Title:   Executive Director

                             POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS that GS ADVISORS III, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 21, 2000.



GS ADVISORS III, L.L.C.

By:/s/ Kaca B. Enquist

---------------------------------

Name:  Kaca B. Enquist

Title: Vice President

                             POWER OF ATTORNEY

          This power of attorney will expire on December 31, 2001.

     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. oHG, (the "Company") does hereby make, constitute and appoint each of Hans-Linhard Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of May 26, 1999.



GOLDMAN, SACHS & CO. oHG



By:  /s/ Andreas Kornlein               By:  /s/ Sabine Mock

---------------------------------       ---------------------------------

Name:  Andreas Kornlein                 Name:  Sabine Mock

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET 2000, L.L.C. (the "Company") does hereby make, constitute and appoint each Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 20, 2000.


STONE STREET 2000, L.L.C.

By:/s/ Kaca B. Enquist

---------------------------------

Name:  Kaca B. Enquist

Title: Vice President

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET FUND 2000, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 20, 2000.



STONE STREET FUND 2000, L.P.

By: Stone Street 2000, L.L.C.

By:  /s/ Kaca B. Enquist

---------------------------------

Name:    Kaca B. Enquist

Title:   Vice President